EXHIBIT K

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JUNE 27, 2014

The information included in this Exhibit K supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2012 on Form 18-K filed with the SEC on September 30, 2013, as amended by Amendment No. 1 thereto, filed on Form 18-K/A with the Commission on March 26, 2014 and Amendment No. 2 thereto, filed on Form 18-K/A with the Commission on May 27, 2014. To the extent the information in this Exhibit K is inconsistent with the information contained in such annual report, as previously amended, the information in this Exhibit K replaces such information. Initially capitalized terms used in this Exhibit K have the respective meanings assigned to those terms in such annual report.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2009 through 2013:

	2009(R)	2010(R)	2011(R)	2012(P)	2013(P)
Economic Data:
GDP (millions, nominal dollars)	$25,925	$28,814	$33,271	$37,956	$42,648
GDP (millions, constant dollars)(2)	$23,970	$25,373	$28,106	$30,986	$33,573
GDP (% change, constant dollars)(2)	4.0%	5.9%	10.8%	10.2%	8.4%
Service Sector (% change, constant dollars)(2)(3)	5.1%	6.6%	10.3%	8.4%	5.9%
Other (% change, constant dollars)(2)(4)	0.2%	3.3%	12.3%	16.8%	16.4%
GDP Per Capita (constant dollars)(2)	$6,658	$6,929	$7,548	$8,181	$8,719
Population (millions)	3.60	3.66	3.72	3.79	3.85
CPI – Period Average (% change)	2.4%	3.5%	5.9%	5.7%	4.0%
Unemployment	6.6%	6.5%	4.5%	4.1%	4.1%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$6,125	$6,874	$7,762	$9,013	$9,909
Total Consolidated Non-Financial Public Sector Expenditures (millions) (5)	$6,378	$7,385	$8,465	$9,564	$11,128
Overall Surplus (Deficit) (millions)	$(253)	$(512)	$(703)	$(551)	$(1,219)
As % of Current GDP	(1.0)%	(1.8)%	(2.1)%	(1.5)%	(2.9)%
Central Government Surplus (Deficit) (millions)	$(357)	$(683)	$(1,108)	$(1,029)	$(1,789)
As % of Current GDP	(1.4)%	(2.4)%	(3.3)%	(2.7)%	(4.2)%
Public Debt (at December 31):
Internal Debt (millions)	$822	$1,191	$1,904	$3,483	$3,453
External Debt (millions)	$10,150	$10,438	$10,910	$10,782	$12,231
Public Debt (as % of Current GDP)
Internal Debt	3.2%	4.1%	5.7%	9.2%	8.1%
External Debt	39.2%	36.2%	32.8%	28.4%	28.7%
Total Public Debt (millions)	$10,972	$11,629	$12,814	$14,265	$15,684
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$12,038	$12,675	$16,926	$18,872	$17,505
Imports (c.i.f.) Goods(6)(7) (millions)	$(14,218)	$(17,218)	$(24,143)	$(25,413)	$(24,256)
Merchandise Trade Balance(7) (millions)	$(2,180)	$(4,543)	$(7,217)	$(6,541)	$(6,751)
Current Account Surplus(7) (Deficit) (millions)	$(179)	$(2,765)	$(4,993)	$(3,816)	$(4,806)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$153	$289	$(420)	$93	$943
Total Official Reserves (at December 31) (millions)	$2,643	$2,173	$1,772	$2,137	$2,412

(R)	Revised figures.

(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2007 constant dollars.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colón Free Trade Zone (or the “CFZ”), the Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the fifth edition of the Balance of Payments Manual prepared by the IMF.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

Presentation of Economic and Other Information

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide a more accurate depiction of the economy given its dynamism. Data for the Colón Free Zone (CFZ) and the Panama Canal has not yet been published using the new base year.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (GFSM 1986). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (SNA 1993); however, with the recent change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN SNA 2008. Balance of payments statistics are prepared in accordance with the fifth edition of the IMF Balance of Payments Manual (BPM5).

Open unemployment figures are no longer presented. Unemployment figures are now used.

Government

On May 4, 2014 Panama held general elections for the posts of president, members of the Assembly and other regional posts. The current vice-president, Juan Carlos Varela, was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President-elect Varela will take office on July 1, 2014. The results of the National Assembly are still to be confirmed, but with the total vote counted, 30 representatives belong to the Unidos por Más Cambios alliance, consisting of the Molirena and Cambio Democrático political parties, 25 representatives belong to the Partido Revolucionario Democrático, 12 representatives belong to El Pueblo Primero alliance and one representative has no party affiliation. When all representatives are confirmed there will be 71 members of the Assembly.

On December 3, 2013, President-Elect Varela announced the priorities of his administration in a Plan for the El Pueblo Primero Alliance. The plan includes, among other initiatives, implementation of price controls on basic foods, in order to reduce the cost of living, and initiatives to maintain the growth of the Panamanian economy through public investment projects, such as a plan to provide clean potable water for the entire country at the national level; construction of Metro lines 2 and 3 to San Miguelito and East and West Panama City; to construct 500 kilometers of new highways, 15 health centers and four hospitals; and to increase the coverage of the irrigation system from 20% to 40% of all cultivated land. The plan also calls for new rules to increase transparency in the government and to reduce corruption and cronyism.

The Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 requires the new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. The Law also establishes that during the last six months of a government’s term, the government cannot use more than 50% of the operating expenses within the general budget. The Law does not, however, impose a limitation on debt service.

Recent Government Initiatives

Law 90 of November 7, 2013 created the Cold Chain National Markets Company (Mercados Nacionales de la Cadena de Frio, S.A.), which is a public company that will have the responsibility to promote, construct and manage the network of wholesale and retail national markets and the Cold Chain Integrated Logistics System, as well as other initiatives that contribute to the improvement of the supply chain and distribution of food products. The objective of this company is to provide support to the nation’s farmers and increase the availability of domestically grown food products to consumers across the country. The company’s stock will be 100% owned by the State. The State will contribute to the new company the existing cold chain infrastructure developed through previous budgetary allocations. The company will finance further development, as well as operations, through fees for services and the incurrence of debt through loans from domestic and foreign public and private sector financial institutions and bond issuances. Financing operations up to $300,000 will require shareholder approval; above that amount and up to $3.0 million will require the approval of the National Economic Council (CENA); and above US$3.0 million will require the approval of the Cabinet. The Executive branch will be represented in the shareholders assembly through the Ministry of Economy and Finance; and in the Board of Directors through a representative from the Ministry of Agricultural Development and a representative from the Ministry of Economy and Finance.

Law 109 of November 25, 2013 created Metro de Panama, S.A., which is a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock will be 100% owned by the State. The first line of the Metro was inaugurated on April 5, 2014.

Executive Decree 741 of December 4, 2013, raised the minimum wage in the public sector to $400 per month. Executive Decree 182 of December 30, 2013 raised the minimum wage per hour to a range of $1.38 per hour to $3.85 per hour, depending on the region, type of economic activity, type of profession and size of the employer companies.

Law 119 of December 30, 2013 created a new province within the political division of Panama, Panama Oeste, that was segregated from the province of Panama. The capital city of Panama Oeste is La Chorrera, and the province is comprised of the districts of Arraijan, Capira, Chame, La Chorrera and San Carlos.

The Economy

Economic Performance in 2008. During 2008, Panama’s economy grew in all sectors. Panama’s GDP registered a real increase of 9.1% in 2008. Average inflation was 8.7% in 2008, compared to 4.2% in 2007. As Panama is a net importer, the decrease in the price of oil and other commodities during the end of 2008 and early 2009 had a short-term positive impact on the Panamanian economy, relieving some of the inflationary pressures and increasing the disposable income of the population in general. The unemployment rate decreased slightly from 6.4% in 2007 to 5.6% in 2008.

In 2008, the primary sector grew an estimated 5.6% compared to 2007, primarily due to the mining sector, which grew by an estimated 28.4%, and the agriculture sector, which grew an estimated 2.6%. The growth in the mining sector was primarily due to a greater demand for raw materials used by the construction sector, and the growth in the agriculture sector was due to increases in the amount of land used for farming. The construction sector grew by an estimated 28.9% in 2008, as compared to 2007, due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government and the Panama Canal Authority’s investments in infrastructure.

The commerce, hotels and restaurant sector grew an estimated 10.9% in 2008 as compared to 2007, primarily due to increased tourism. The transportation, storage and communications sector grew 6.4% in 2008 as compared to 2007, primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. The financial intermediation sector grew an estimated 10.0% in 2008 as compared to 2007, primarily due to greater development in international banking. The real estate sector grew an estimated 6.4% in 2008 as compared to 2007.

The Government’s current savings for 2008 registered a surplus of $1.0 billion (4.1% of nominal GDP), compared to a surplus of $982.2 million in 2007 (4.7% of nominal GDP). The Government’s overall surplus decreased from approximately $240.0 million in 2007 (1.1% of nominal GDP) to approximately $63.5 million in 2008 (0.3% of nominal GDP). In 2008, Panama’s non-financial public sector balance registered a surplus of approximately $97.8 million (or 0.4% of nominal GDP), down from $683.0 million (or 3.2% of nominal GDP) in 2007.

Economic Performance in 2009. Despite a global economic slowdown, Panama’s economy grew during 2009, registering a real GDP increase of 4.0% during 2009 compared to 9.1% in 2008. Average inflation was 2.4% in 2009. The unemployment rate increased from 5.6% in 2008 to 6.6% in 2009.

The transportation, storage and telecommunications sector grew by an estimated 9.0% in 2009, compared to 2008 (contributing 17.4% to GDP in 2009 compared to 16.6% in 2008), due to an increase in revenue by telecommunications companies primarily as a result of increased use of prepaid cellular plans and contracts, internet service and international calls. Mining activities increased 4.6% in 2009 compared to 2008, reflecting a contribution to GDP of 0.8%, due to high demand for mining products from construction activity. The construction industry grew by 4.2% in 2009, compared to 2008, due to public and private investment in primarily non-residential civil engineering projects, including, among others, hydropower projects, expansion of the Panama Canal and the expansion of ports and road rehabilitation projects carried out by the Government. The contribution of the construction industry to GDP maintained its level of 8.8% from 2008 to 2009. The public utilities sector grew by 36.5% in 2009 compared to 2008, representing a contribution to GDP of 3.9% in 2009 compared to 3.0% in 2008. This increase was in part attributable to the establishment of new generating plants, which led to an increase in thermal energy production.

In 2009, the primary sector decreased an estimated 7.6% from 2008. In particular, the agriculture sector decreased 11.6% in 2009, representing 3.1% of GDP in 2009, as compared to 3.7% in 2008. This decrease is due in part to a decrease in the production of rice and fruits, as well as a decrease in exports by fisheries. Fishing activity recorded a 3.7% decrease, due mainly to lower exports of sea products, except shrimp.

The manufacturing sector decreased 0.9% in 2009, compared to 2008 (contributing 6.5% to GDP in 2009, compared to 6.8% in 2008) due in part to a decrease in the production of certain food products, paper products and chemical products. The financial intermediation sector decreased 0.9% in 2009, compared to 2008 (contributing 8.2% to GDP in 2009, compared to 8.6% in 2008) due in part to decreased banking activity, including a reduction in banking licenses and service charges.

The Government’s current savings for 2009 registered a surplus of $1.1 billion (4.2% of nominal GDP), compared to a surplus of $1.0 billion in 2008 (4.1% of nominal GDP). The Government’s overall surplus decreased from $63.5 million in 2008 (0.3% of nominal GDP) to a deficit of $357.2 million in 2009 (1.4% of nominal GDP). In 2009, Panama’s non-financial public sector balance registered a deficit of approximately $253.3 million (or 1.0% of nominal GDP), down from a surplus of $97.8 million (or 0.4% of nominal GDP) in 2008.

Economic Performance in 2010. In 2010, Panama’s real GDP grew by 5.9% compared to 4.0% in 2009. Average inflation was 3.5% in 2010. The unemployment rate decreased from 6.6% in 2009 to 6.5% in 2010.

The transportation, storage and telecommunications sector grew by an estimated 13.2% in 2010, compared to 2009 (contributing 18.6% to GDP in 2010, compared to 17.4% in 2009) due to the dynamics in the telecommunications sector, mainly explained by the growth in prepaid and contract cell phones, Internet services and international phone calls. Mining activities increased 7.3% in 2010, compared to 2009, reflecting a contribution of 0.8% to GDP, due to an increased employment of basic materials, mainly coming from rock and sand, used by the construction industry and the growth of activities related to the expansion of the Panama Canal and other megaprojects. The construction industry grew by 6.7% in 2010, compared to 2009, due to the execution of public and private investments, primarily civil engineering works and non-residential projects which include large hydroelectric projects, the Panama Canal expansion project and the modernization of the Tocumen International Airport, among others. The contribution of the construction industry to GDP increased from 8.8% in 2009 to 8.9% in 2010. The public utilities sector decreased by 18.9% in 2010, compared to 2009, representing a contribution of 3.0% to GDP in 2010, compared to 3.9% in 2009. In 2010, the primary sector decreased an estimated 6.3% from 2009. In particular, the agriculture sector increased 1.9% in 2010, representing 3.0% of GDP in 2010, compared to 3.1% in 2009. This increase is due in part to increases in the production of bananas, sugar cane and fresh flowers. Fishing activity recorded another decline in its gross value added, decreasing by 41.2%, mainly due to the low exports of marine products.

The manufacturing sector increased 2.1% in 2010, compared to 2009 (contributing 6.3% to GDP in 2010, compared to 6.5% in 2009) due in part to an increase in meat products as well as in the production of basic food items and beverages. The activities of the financial intermediation sector increased 2.1% in 2010, compared to 2009 (contributing 7.9% to GDP in 2010, compared to 8.2% in 2009) due in part to the growth of banking activity, the rise of commissions on foreign currency transactions and the positive development of local financial services.

The Government’s current savings for 2010 registered a surplus of $1.1 billion (4.0% of nominal GDP), compared to a surplus of $1.1 billion in 2009 (4.2% of nominal GDP). The Government’s overall deficit increased from $357.2 million in 2009 (1.4% of nominal GDP) to a deficit of $682.6 million in 2010 (2.4% of nominal GDP). In 2010, Panama’s non-financial public sector balance registered a deficit of $511.7 million (or 1.8% of nominal GDP), an increase from a deficit of $253.3 million (or 1.0% of nominal GDP) in 2009.

Economic Performance in 2011. In 2011, Panama’s real GDP grew by 10.8% compared to 5.9% in 2010. Average inflation was 5.9% in 2011. The unemployment rate decreased from 6.5% in 2010 to 4.5% in 2011.

The transportation, storage and telecommunications sector grew by an estimated 12.3% in 2011, compared to 2010 (contributing 18.8% to GDP in 2011, compared to 18.6% in 2010) due to the dynamics in the telecommunications sector, mainly explained by the growth in prepaid and contract cell phones, Internet services and international phone calls. Mining activities increased 18.6% in 2011, compared to 2010, reflecting a contribution of 0.9% to GDP, due to an increase in the exportation of gold, and the demand for basic materials for construction. The construction industry grew by 18.5% in 2011, compared to 2010, primarily due to large-scale projects by the Government such as the expansion of the Panama Canal, the expansion of Tocumen International Airport, and Saneamiento de la Bahía. The contribution of the construction industry to GDP increased 0.6% from 2010 to 2011. The public utilities sector grew by 19.3% in 2011, compared to 2010, representing a contribution of 3.2% to GDP in 2011, an increase from 2010. In 2011, the primary sector increased an estimated 4.6% from 2010. The agriculture sector increased 5.7% in 2011, representing 2.9% of GDP in 2011, compared to 3.0% in 2010. This increase is due in part to good rice and corn harvests. Fishing activity recorded a 21.2% decline given the decrease in catches of different species and a lower export of shrimp and of fish for industrial use.

The manufacturing sector increased 3.4% in 2011, compared to 2010 (contributing 5.9% to GDP in 2011, compared to 6.3% in 2010) due in part to the increase in the processing of meat and production of ethyl alcohol. The activities of the financial intermediation sector increased 7.6% in 2011, compared to 2010 (contributing 7.7% to GDP in 2011, compared to 7.9% in 2010) due in part to an increase in banking activity, including an increase in commissions.

The Government’s current savings for 2011 registered a surplus of $1.4 billion (4.1% of nominal GDP), compared to a surplus of $1.1 billion in 2010 (4.0% of nominal GDP). The Government’s overall deficit increased from $682.6 million in 2010 (2.4% of nominal GDP) to a deficit of $1.1 billion in 2011 (3.3% of nominal GDP). In 2011, Panama’s non-financial public sector balance registered a deficit of $703.1 million (or 2.1% of nominal GDP), an increase from a deficit of $511.7 million (or 1.8% of nominal GDP) in 2010.

Economic Performance in 2012. In 2012, Panama’s real GDP grew by an estimated 10.2% compared to 10.8% in 2011. Average inflation was 5.7% in 2012. The unemployment rate decreased from 4.5% in 2011 to 4.1% in 2012.

The transportation, storage and telecommunications sector grew by an estimated 11.3% in 2012, compared to 2011 (contributing 19.0% to estimated GDP in 2012, compared to 18.8% in 2011) due to increased volumes of passengers using Tocumen International Airport, as Panama has grown as a regional hub. Mining activities increased 28.8% in 2012, compared to 2011, reflecting a contribution of 1.1% to GDP, due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry, and by increased volumes of gold and silver extraction activities. The construction industry grew by 28.7% in 2012, compared to 2011, primarily due to the execution of large-scale public and private infrastructure projects such as the Panama Metro, the Panama City and Bay sanitation project and residential and non-residential buildings. The contribution of the construction industry to GDP increased from 9.5% in 2011, to 11.1% in 2012. The public utilities sector decreased by 7.3% in 2012, compared to 2011, representing a contribution of 2.7% to GDP in 2012, a decrease from the level recorded in 2011 of 3.2%. In 2012, primary activities increased an estimated 9.8% from 2011. Agriculture sector output increased 4.9% in 2012 over 2011, and represented 2.7% of GDP in 2012, compared to 2.9% in 2011. This increase is due to exports of non-traditional products, such as pineapple and watermelon, and growth in local demand for sugar cane and bananas. During 2012, fisheries registered a recovery, increasing by 3.4%, mainly due to the increase in the export of shrimp and the increase in small-scale fisheries.

The manufacturing sector grew 0.3% in 2012, compared to 2011 (contributing 5.3% to GDP in 2012, compared to 5.9% in 2011) due to an increase in meat processing and dairy products activities and the production of cement. The activities of the financial intermediation sector increased 8.2% in 2012, compared to 2011 (contributing 7.6% to GDP in 2012, a decrease from a contribution of 7.7% in 2011) due to increased banking commissions and fees derived from credit growth, mainly related to mining, trade and mortgage activities.

The Central Government’s current savings for 2012 registered a surplus of $1.9 billion (5.0% of nominal GDP), compared to a surplus of $1.4 billion in 2011 (4.1% of nominal GDP). The Government’s overall deficit decreased from $1.1 billion in 2011 (3.3% of nominal GDP) to a deficit of $1.0 billion in 2012 (2.7% of nominal GDP). In 2012, Panama’s non-financial public sector balance registered a deficit of $550.6 million (or 1.5% of nominal GDP), a decrease from a deficit of $703.1 million (or 2.1% of nominal GDP) in 2011.

Economic Performance in 2013. In 2013, Panama’s real GDP grew by an estimated 8.4% compared to 10.2% in 2012. Inflation, as measured by the average CPI, was 4.0% in 2013. The unemployment rate maintained its level from 2012 (4.1%). As of March 31, 2014, the estimated nominal GDP for year 2014 is $47,459.0 million, an 11.3% growth compared to preliminary nominal GDP for year 2013.

Mining activities increased 31.4% in 2013, compared to 2012, reflecting a contribution of 1.3% to GDP, due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry, and by increased volumes of gold and silver extraction activities. The construction sector grew by 29.8% in 2013, compared to 2012, primarily due to the execution of large-scale public and private infrastructure projects such as the Panama Metro, the Panama Canal expansion project and residential and non-residential buildings. The contribution of the construction industry to GDP increased from 11.1% in 2012, to 13.3% in 2013. The financial intermediation sector grew by 9.6% in 2013, compared to 2012, representing a contribution of 7.6% to GDP in 2013, at the same level as in 2012, primarily due to a strong performance of the International Banking Center as well as increased banking commissions and other revenues.

The transportation, storage and telecommunications sector grew by an estimated 6.1% in 2013, compared to 2012 (contributing 18.6% to estimated GDP in 2013, compared to 19.0% in 2012) due to increased volumes of passengers using Tocumen International Airport, benefiting from Panama’s growth as a regional hub. The public utilities sector grew by 3.1% in 2013, compared to 2012, representing a contribution of 2.6% to GDP in 2013, a decrease from the level recorded in 2012 of 2.7%. In 2013, primary activities increased an estimated 10.5% from 2012. Agriculture sector output increased 1.8% in 2013 over 2012, and represented 2.6% of GDP in 2013, compared to 2.7% in 2012. This increase is due to exports of non-traditional products, such as pineapples and watermelons, and growth in local demand for sugar cane and bananas. Fisheries registered an increase of 15.2%, due to the higher number of commercial species caught and increases in exports of by-products of industrial fishing, shrimp and tuna.

The manufacturing sector grew 2.7% in 2013, compared to 2012 (contributing 5.1% to GDP in 2013, compared to 5.3% in 2012) due to an increase in the production of cement, concrete and non-alcoholic beverages.

The Central Government’s current savings for 2013 registered a surplus of $1.95 billion (4.6% of nominal GDP), compared to a surplus of $1.90 billion in 2012 (5.0% of nominal GDP). The Government’s overall deficit increased from $1.0 billion in 2012 (2.7% of nominal GDP) to a deficit of $1.8 billion in 2013 (4.2% of nominal GDP). In 2013, Panama’s non-financial public sector balance registered a deficit of $1.2 billion (or 2.9% of nominal GDP), an increase from a deficit of $550.6 million (or 1.5% of nominal GDP) in 2012.

The following table sets forth Panama’s principal price indicators for each of the years 2009 through 2013:

Inflation

(percentage change from previous period)

	2009	2010	2011	2012	2013
Annual Percentage Change:
Consumer Price Index	2.4%	3.5%	5.9%	5.7%	4.0%
Wholesale Price Index:
Imports	-14.1	6.9	17.1	5.2	-1.9
Industrial products	0.6	0.9	6.7	4.0	2.2
Agricultural products	8.6	1.9	3.3	5.4	4.0
All products	-6.7	3.9	11.9	4.7	0.1

Source: Office of the Comptroller General and Ministry of Economy and Finance.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2009 to 2013:

Gross Domestic Product

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Gross Domestic Product (millions of dollars in constant prices)(1)	$23,970.1	$25,372.8	$28,105.5	$30,985.5	$33,573.5
% Change over Previous Year	4.0%	5.9%	10.8%	10.2%	8.4%
Gross Domestic Product (millions of dollars in nominal prices)	$25,925.1	$28,814.1	$33,270.5	$37,956.2	$42,648.1
% Change over Previous Year	4.2%	11.1%	15.5%	14.1%	12.4%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Primary Activities:
Agriculture	$749.9	$764.4	$808.2	$847.5	$863.1
Fisheries	256.0	150.7	118.7	122.7	141.3
Mining	198.6	213.1	252.7	325.5	427.7
Total	$1,204.5	$1,128.2	$1,179.6	$1,295.6	$1,432.1
Industrial Activities:
Manufacturing	$1,563.1	$1,596.0	$1,650.3	$1,655.1	$1,699.8
Construction	2,114.6	2,255.5	2,671.9	3,438.1	4,463.7
Total	$3,677.7	$3,851.5	$4,322.2	$5,093.2	$6,163.5
Services:
Public utilities	$932.2	$756.1	$901.8	$836.4	$862.2
Commerce, restaurants and hotels	4,939.6	5,438.3	6,193.7	6,712.0	6,972.4
Transportation, storage and communications	4,165.5	4,713.4	5,295.2	5,892.5	6,253.2
Financial intermediation	1,969.9	2,011.1	2,164.0	2,341.4	2,566.8
Real estate	3,474.7	3,662.7	3,892.6	4,267.5	4,613.6
Other services	3,187.6	3,317.1	3,508.7	3,754.1	3,947.3
Total	$18,669.6	$19,898.8	$21,956.0	$23,803.9	$25,215.4
Plus Import Taxes(2)	1,025.9	1,124.9	1,311.5	1,502.3	1,525.3
Less Imputed Banking Services	(607.6)	(630.5)	(663.8)	(709.5)	(762.9)
Gross Domestic Product	$23,970.1	$25,372.8	$28,105.5	$30,985.5	$33,573.5

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Note: Totals may differ due to rounding.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Primary Activities:
Agriculture	(11.6)%	(1.9)%	5.7%	4.9%	1.8%
Fisheries	(3.7)%	(41.2)%	(21.2)%	3.4%	15.2%
Mining	4.6%	7.3%	18.6%	28.8%	31.4%
Total	(7.6)%	(6.3)%	4.6%	9.8%	10.5%
Industrial Activities:
Manufacturing	(0.9)%	2.1%	3.4%	0.3%	2.7%
Construction	4.2%	6.7%	18.5%	28.7%	29.8%
Total	2.0%	4.7%	12.2%	17.8%	21.0%
Services:
Public utilities	36.5%	(18.9)%	19.3%	(7.3)%	3.1%
Commerce, restaurants and hotels	1.9%	10.1%	13.9%	8.4%	3.9%
Transportation, storage and communications	9.0%	13.2%	12.3%	11.3%	6.1%
Financial intermediation	(0.9)%	2.1%	7.6%	8.2%	9.6%
Real estate	4.5%	5.4%	6.3%	9.6%	8.1%
Other services	2.9%	4.1%	5.8%	7.0%	5.1%
Total	5.1%	6.6%	10.3%	8.4%	5.9%
Plus Import Taxes(2)	7.8%	9.6%	16.6%	14.5%	1.5%
Less Imputed Banking Services	6.6%	3.8%	5.3%	6.9%	7.5%
Gross Domestic Product	4.0%	5.9%	10.8%	10.2%	8.4%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(P)
Primary Activities:
Agriculture	3.1%	3.0%	2.9%	2.7%	2.6%
Fisheries	1.1%	0.6%	0.4%	0.4%	0.4%
Mining	0.8%	0.8%	0.9%	1.1%	1.3%
Total	5.0%	4.4%	4.2%	4.2%	4.3%
Industrial Activities:
Manufacturing	6.5%	6.3%	5.9%	5.3%	5.1%
Construction	8.8%	8.9%	9.5%	11.1%	13.3%
Total	15.3%	15.2%	15.4%	16.4%	18.4%
Services:
Public utilities	3.9%	3.0%	3.2%	2.7%	2.6%
Commerce, restaurants and hotels	20.6%	21.4%	22.0%	21.7%	20.8%
Transportation, storage and communications	17.4%	18.6%	18.8%	19.0%	18.6%
Financial intermediation	8.2%	7.9%	7.7%	7.6%	7.6%
Real estate	14.5%	14.4%	13.8%	13.8%	13.7%
Other services	13.3%	13.1%	12.5%	12.1%	11.8%
Total	77.9%	78.4%	78.1%	76.8%	75.1%
Plus Import Taxes(2)	4.3%	4.4%	4.7%	4.8%	4.5%
Less Imputed Banking Services	(2.5)%	(2.5)%	(2.4)%	(2.3)%	(2.3)%
Gross Domestic Product	100.0%	100.0%	100.7%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Source: Office of the Comptroller General.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. In the Canal’s 2013 fiscal year, canal transits decreased to 13,660 transits from 14,544 transits in 2012, while cargo tonnage decreased to 209.9 million long tons from 218.1 million long tons in 2012. The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2013 reached $1,849.6 million, a decrease of 0.2% over fiscal year 2012.

On average, from the Canal’s 2009 fiscal year to the Canal’s 2013 fiscal year, transits through the Canal decreased by 1.4% and cargo tonnage increased by 0.1%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have caused the decrease in the number of vessels required to transport cargo between 2009 and 2013. However, on average, from the Canal’s 2009 fiscal year to the Canal’s 2013 fiscal year, toll revenues have increased by 7.2% per annum, primarily due to an increase in tolls.

As of September 30, 2013, the Canal’s total work force (which includes temporary and permanent employees) was 10,098. Of the 2013 total work force, 8,288 were permanent workers and 1,810 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2009 through 2013 (each ended on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2009	14,342	1,438.2	198.0
2010	14,230	1,482.1	204.8
2011	14,684	1,730.0	222.4
2012	14,544	1,852.4	218.1
2013	13,660	1,849.6	209.9

Source: Panama Canal Authority.

The Panama Canal Expansion Project

On July 14, 2006, the National Assembly approved a $5.25 billion canal expansion plan, which was approved in a national referendum held on October 22, 2006. On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal consortium, composed of Sacyr Vallehermoso, S.A., Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately $3.1 billion. On August 11, 2009, Grupo Unidos por el Canal provided a performance bond of $400 million to the Panama Canal Authority. As of March 2014, the third set of locks was 68% complete. The expected date of completion was moved to December 2015 from June 2015 (the original completion date was October 2014) due to suspension of construction for almost two months because of a contractual dispute involving $1.6 billion in cost overruns. A preliminary agreement was reached on February 20, 2014, which allowed work to resume and a final agreement was executed on March 20, 2014. The final agreement sets a new completion date for the project of December 2015 and does not change the total cost of the project. The disputed amounts have been submitted to arbitration while construction continues.

The Panama Canal expansion project was also halted due to a strike of the construction workers’ syndicate (SUNTRACS) that started on April 23, 2014 and ended on May 9, 2014. The strike had paralyzed most of the construction projects throughout the country. The Panamanian Construction Chamber (CAPAC), with the support of the Ministry of Labor, negotiated with SUNTRACS a new collective agreement covering the period 2014 – 2017. The agreement provides for an increase in hourly wages. Wages will increase yearly and in accordance with the occupation of the worker to a maximum of 98 cents per hour for the lowest paid worker to a high of $1.33 per hour for the highest paid worker. The increase per hour in the first year will be of 27 cents and 33 cents, respectively. The strike affected the construction schedule for the third set of locks and may cause further delays as it increases the amount of work that will need to be carried out during the wet season.

The Panama Canal Authority

The Panama Canal Authority (“PCA”) makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the Panama Canal Commission on December 31, 1999. In addition, the PCA transfers to the Central Government any net surpluses generated by the Canal. In fiscal year 2009, the PCA had a surplus of approximately $1.1 billion, down 2.1% from 2008. In fiscal year 2010, the PCA had a surplus of approximately $964.0 million, down 4.3% from 2009. In fiscal year 2011, the PCA had a surplus of approximately $1.2 billion, up 27.5% from 2010. In fiscal year 2012, the PCA had a surplus of approximately $1.3 billion, up 2.4% from 2011. In fiscal year 2013, the PCA had a surplus of approximately $1.2 billion, down 3.6% from 2012.

On May 1, 2010 the PCA terminated a short-term cost reduction program consisting of temporary measures designed to help mitigate the impact of the economic crisis on the Panama Canal’s customers and the PCA returned to its regular pricing measures, but it determined to continue to offer flexibility in its reservation system until further notice. Based on discussions with industry representatives, shipping lines, Government representatives and an internal analysis, the PCA decided not to proceed with a toll adjustment in 2010, in part due to the global economic slowdown. Instead, the PCA determined that the new toll adjustment would go into effect on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which went into effect on April 1, 2011. The second toll adjustment became effective on October 1, 2012.

A toll adjustment became effective on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which went into effect on April 1, 2011. A toll increase occurred in October 2012 and a new toll adjustment became effective in October 2013

On July 16, 2013, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2014, allocating $269.9 million to the Canal’s investment program and $178.8 million to the Canal’s modernization program.

Labor Force

In 2013, Panama’s labor force was preliminarily estimated at 1.744 million (up from 1.689 million in 2012), which represented approximately 64.1% of the total working age population.

In 2013, the unemployment rate remained at 4.1%, the same level as the one registered in 2012, primarily as a result of solid economic conditions.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 30, 2009 through August 30, 2013:

Labor Force and Employment

	2009	2010	2011(R)	2012	2013
Total Population(1)	3,600.0	3,661.8	3,723.8	3,787.5	3,850.7
Working-Age Population(1)	2,403.7	2,450.4	2,603.4	2,658.9	2,719.8
Labor Force
Employed(1)	1,440.8	1,455.6	1,538.1	1,621.1	1,672.4
Unemployed(1)	101.1	101.5	72.2	68.4	71.5
Total	1,541.9	1,557.1	1,610.2	1,689.5	1,743.8
	(annual percentage change)
Total Population	1.8%	1.7%	1.7%	1.7%	1.7%
Working-Age Population	2.0%	1.9%	6.2%	2.1%	2.3%
Labor Force
Employed	1.3%	1.0%	5.7%	5.4%	3.4%
Unemployed	20.3%	0.3%	(28.9)%	(5.3)%	4.7%

Total	2.4%	1.0%	3.4%	4.9%	3.5%
	(in percent)
Labor Force:
Participation Rate(2)	64.1%	63.5%	61.9%	63.4%	64.1%
Employment Rate(3)	93.4	93.5	95.5	95.9	95.9
Unemployment Rate	6.6	6.5	4.5	4.1	4.1

(R)	Revised
(1)	In thousands
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Public Finance

The National Assembly approved Panama’s 2014 budget on October 21, 2013. The 2014 budget contemplates total expenditures of $17.8 billion, with budget estimates based on an anticipated 14.9% growth in nominal GDP, and an anticipated consolidated non-financial public sector deficit of approximately $1,344.5 million (or approximately 2.7% of estimated nominal GDP) for 2014. Under the 2014 budget, nominal GDP for 2014 is expected to be $48.9 billion. The 2014 budget allocates public expenditures as follows: 49.8% to the social sector; 9.5% to infrastructure; 4.0% to production/development; 16.4% to general services; and 8.0% to debt service.

Period Ended March 31, 2014

The Central Government’s total revenues for the period ended March 31, 2014, totaled US$1,411.8 million, an increase of 6.4% from the same period in 2013. Capital expenditures increased by 2.4% to US$1,097.4 million at March 31, 2014 when compared to the same period in 2013. Current savings reached US$243.1 million as of March 31, 2014, which represents 0.5% of estimated 2014 GDP or an increase of 15.4% compared to the same period in 2013. The table below sets forth the revenues, by purposes, expenditures, by sector, of the Central Government for the periods indicated.

Fiscal Performance Central Government

	Period Ended March 31, (in millions of dollars)
	2013	2014
Total Revenues	1,327.2	1,411.8
Adjusted Current Revenue	1,325.3	1,410.8
Tax Revenue	1,154.7	1,164.7
Direct	581.4	556.7
Indirect	573.4	608.0
Non Tax Revenues	213.4	288.8
Income Adjustment	(42.8)	(42.8)
Capital Income	0.0	0.0
Donations	1.9	1.0
Total Expenditures	2,186.6	2,265.1
Current Expenditures	1,114.8	1,167.7
Personnel Expenditures	339.7	441.9
Goods and Services	65.8	87.1
Transfers	274.9	261.5
Interest Payments	335.7	334.6
Others	38.7	42.6
Current Savings	210.6	243.1
Capital Expenditures	1,071.9	1,097.4
% of GDP	2.5%	2.3%
Deficit	(859.4)	(853.3)
% of GDP	(2.0)%	(1.8)%

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including Caja de Seguro Social (“CSS”) and principal universities) and non-financial public enterprises, had total revenues of US$2,298.9 million as of March 31, 2014, an increase of 6.0% compared with the same period in 2013. The increase was mainly due to an increase of Central Government Non-Tax Revenue and Social Security System collections. Current savings for the sector amounted to US$619.2 million in the period ended March 31, 2014, an increase of 7.3% compared to the same period in 2013. Approximately 52.2% of capital expenditures were financed with current savings.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-public financial sector for the periods indicated.

Fiscal Performance Non-Financial Public Sector

	Period Ended March 31, (in millions of dollars)
	2013	2014
Total Revenues	2,169.2	2,298.9
General Government Current Revenue	2,005.3	2,130.2
Central Government	1,298.7	1,387.3
Social Security	658.3	699.4
Consolidated Agencies	48.3	43.5
Public Enterprises Balance	61.8	60.9
Non-consolidated Agencies	89.8	102.6
Capital Income	10.4	4.3
Donations	1.9	1.0
Total Expenditures	2,666.9	2,861.8
General Government Current Exp.	1,580.1	1,674.5
Current Expenditures (exc. interest)	1,244.2	1,339.7
Central Government	717.0	784.9
Social Security	486.9	510.6
Consolidated Agencies	40.3	44.2
Interest	336.3	335.2
Current Savings	576.8	619.2
Capital Expenditures	1,086.3	1,186.9
% of GDP	2.5%	2.5%
Deficit	(497.6)	(562.8)
% of GDP	(1.17)%	(1.19)%

Source: Ministry of Economy and Finance.

Year Ended December 31, 2013

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2009 through 2013. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

Central Government Operations

(in millions of dollars)

	2009	2010	2011	2012	2013
Total Revenues	4,459.9	4,993.4	5,571.0	6,490.1	6,916.8
Current Revenues	4,376.7	4,845.6	5,537.9	6,472.6	6,789.2
Tax Revenues	2,639.6	3,286.3	3,711.8	4,689.9	5,020.0
Direct	1,412.2	1,678.6	1,701.8	2,477.9	2,680.9
Indirect	1,227.4	1,607.8	2,010.0	2,212.0	2,339.1
Non Tax Revenues	1,737.1	1,756.9	1,994.1	2,051.0	1,941.2
Adjustments to Rent	—	(197.6)	(168.0)	(268.3)	(172.0)
Capital Gains	53.1	130.2	15.0	3.0	114.3
Donations	30.1	17.5	18.1	14.4	13.3
Total Expenditures	4,817.1	5,676.0	6,678.7	7,518.7	8,705.6
Current Expenses	3,285.0	3,696.9	4,164.6	4,563.3	4,839.6
Wages and Salaries	1,178.6	1,278.9	1,413.4	1,588.3	1,765.3
Goods and Services	335.3	324.7	407.7	524.7	529.0
Transfers	983.7	1,279.6	1,513.7	1,577.0	1,552.4
Interest	703.6	706.1	730.2	739.8	822.1
Others	83.8	107.6	99.5	133.5	170.8
Current Savings	1,091.8	1,148.8	1,373.4	1,909.4	1,949.6
% of GDP	4.2%	4.0%	4.1%	5.0%	4.6%
Total Savings	1,175.0	1,296.5	1,406.5	1,926.8	2,077.2
% of GDP	4.5%	4.5%	4.2%	5.1%	4.9%
Capital Expenditures	1,532.1	1,979.1	2,514.2	2,955.5	3,866.0
Primary Balance	346.4	23.5	(377.5)	(288.9)	(966.7)
% of GDP	1.3%	0.1%	(1.1)%	(0.8)%	(2.3)%
Surplus or Deficit	(357.2)	(682.6)	(1,107.7)	(1,028.7)	(1,788.8)
% of GDP	(1.4)%	(2.4)%	(3.3)%	(2.7)%	(4.2)%

Source: Ministry of Economy and Finance.

Note: Totals may differ due to rounding.

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2009	2010	2011	2012(R)	2013(P)
Revenues:
General Government
Central Government	$4,182.7	$4,632.8	$5,391.7	$6,343.7	$6,666.5
CSS	1,383.3	1,637.1	2,041.5	2,186.1	2,676.7
Consolidated agencies	171.9	161.2	147.3	154.0	187.1

Total	$5,737.9	$6,431.1	$7,580.5	$8,683.8	$9,530.3
Public Enterprises Operations Surplus	225.5	197.5	147.2	138.3	112.3
Nonconsolidated Agencies Surplus and Others	50.1	64.5	(16.2)	150.0	69.8
Education Tax Surplus(2)	15.6
Capital Revenues	65.4	163.0	32.1	26.7	182.7
Donations	30.1	17.5	18.1	14.4	13.3

Total	$6,124.5	$6,873.6	$7,761.7	$9,013.2	$9,908.5
Expenditures:
General Government
Central Government	2,047.7	2,447.8	2,883.0	3,394.4	3,577.8
CSS	1,672.3	1,807.5	1,946.4	2,084.9	2,423.6
Consolidated agencies	185.0	175.6	194.9	200.3	212.0

Total	$3,905.0	$4,430.9	$5,024.3	$5,679.6	$6,213.4
Capital Expenditures	1,758.0	2,238.3	2,698.6	3,142.0	4,090.6

Total	$5,663.0	$6,669.2	$7,722.9	$8,821.6	$10,304.0
Balance(3)	461.5	204.4	38.9	191.6	(395.5)
Debt Interest Paid	714.8	716.1	741.9	742.2	823.9
Total Consolidated Non-Financial Public Sector Expenditures	$6,377.8	$7,385.3	$8,464.8	$9,563.8	$11,127.9
Overall Surplus (Deficit)	$(253.3)	$(511.7)	$(703.1)	$(550.6)	$(1,219.4)
Percentage of GDP (nominal)	(1.0)%	(1.8)%	(2.1)%	(1.5)%	(2.9)%

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes Panama Canal Authority, Banco Nacional de Panamá and Caja de Ahorros.
(2)	For the year 2010 and any subsequent year, this figure is included in the “Nonconsolidated Agencies Surplus and Others” line item.
(3)	Excluding interest payments.

Note: Totals may differ due to rounding.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. As of December 31, 2013, BNP’s foreign assets increased to $2.4 billion (from $2.1 billion as of December 31, 2012).

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

International Reserves

	December 31,
	2009	2010	2011	2012	2013
Foreign Exchange(1)	$2,624.8	$2,154.3	$1,754.2	$2,118.3	$2,393.5
Reserve Position in IMF	18.6	18.3	18.2	18.2	18.3

Total(2)	$2,643.4	$2,172.6	$1,772.4	$2,136.5	$2,411.8

(1)	Foreign assets of BNP in millions of dollars
(2)	In millions of dollars.

Source: IMF and BNP.

Banking Sector

Total assets of the banking sector were approximately 9.1% higher at year-end 2013 than at year-end 2012. Total deposits were approximately 9.5% higher at year-end 2013 than at year-end 2012. The table below sets forth information on the banking sector at December 31 for each of the years 2009 through 2013:

The Banking Sector

(in millions of dollars)

	December 31,
	2009(R)	2010(R)	2011(R)	2012(R)	2013
Assets:
Liquid Assets:
Deposits in local banks	$2,366	$1,958	$2,431	$2,630	$3,089
Deposits in foreign banks	10,380	10,206	10,158	12,275	13,280
Other	676	687	1,043	882	996

Total Liquid Assets	13,421	12,851	13,633	15,787	17,366
Loans	36,820	43,248	50,186	56,009	60,615
Investments in Securities	11,558	12,945	14,093	14,852	16,195
Other assets	2,758	2,798	3,063	3,078	3,752

Total Assets	64,557	71,842	80,975	89,726	97,928
Liabilities:
Deposits:
Internal:
Official	4,338	4,405	4,892	5,723	6,860
Public	21,997	24,362	25,966	29,328	32,281
Banks	2,286	1,827	2,274	2,553	3,178

Total Internal Deposits	28,621	30,594	33,131	37,603	42,319
External:
Official	19	60	61	44	99
Public	15,512	15,902	17,500	19,734	20,145
Banks	5,924	4,822	6,746	6,688	7,586

Total External Deposits	21,455	20,784	24,307	26,467	27,830
Total Deposits	50,076	51,378	57,438	64,070	70,149
Obligations	5,345	10,392	11,912	13,408	14,978
Other Liabilities	1,928	1,999	2,557	2,691	2,843

Total Liabilities	57,350	63,769	71,907	80,168	87,970
Capital and Reserves	7,207	8,074	9,068	9,558	9,958

Total Liabilities and Capital	$64,557	$71,842	$80,975	$89,726	$97,928

Source: Superintendency of Banks.

Foreign Trade and Balance of Payments

In 2013 Panama’s net exports of goods and services increased to $843.9 million, or by approximately 2.7%, as compared to 2012. In 2013, Panama’s imports of goods and services increased to $11,980.1 million, or by approximately 4.1%, as compared to 2012.

During 2013, banana and pineapple exports totaled $131.1 million, an increase of 6.0% from 2012. The increase in exports of bananas and pineapples came from an increase in the number of export destinations, which grew from 11 to 15 for bananas, and from 15 to 18 for pineapples.

In 2013, shrimp exports increased by 84.4% to $74.7 million. The growth in exports of shrimp in 2013 was due to an increased demand from countries such as United States, China and Vietnam, as well as the control of the white spot disease which deeply affected the industry in previous years.

In 2013, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled $36.5 million, reflecting a 9.6% increase from 2012. In 2013, frozen yellow fin tuna and similar products were exported to 12 countries, while in 2012 the export destinations comprised nine countries.

In 2013, fishmeal exports amounted to $34.8 million, an increase of 75.8% from 2012 levels. The increase in exports of fishmeal came from an increased demand from countries such as Germany, China and Honduras as compared to 2012.

In 2013, petroleum exports were $3.6 million, a 500.0% increase compared to 2012. In 2013 there was increased demand for petroleum and related products from Caribbean countries such as Jamaica, Puerto Rico and Trinidad & Tobago as compared to 2012.

For the year ended December 31, 2013, Panama’s largest trading partners for exports were the United States of America, Canada and China, with exports amounting to $152.8 million, $66.0 million and $51.3 million, respectively. For the year ended December 31, 2013, Panama’s largest trading partners for imports were the United States of America, China and Mexico, with imports amounting to $3,163 million, $1,024.0 million and $530.0 million, respectively.

Approximately 9.8% of Panama’s 2013 imports came from the CFZ.

On September 20, 2013, Panama and Colombia signed a Free Trade Agreement that replaced the Partial Scope Agreement, which was effective since 1995. During 2013, Panamanian exports to Colombia, other than CFZ, totaled $9.8 million (1.2% of total 2013 exports). Imports from Colombia, other than CFZ, amounted to $393.4 million (3.0% of total 2013 imports).

Panama and Mexico signed a document on March 24, 2014, that closes negotiations on a bilateral Free Trade Agreement, which was signed on April 3, 2014. During 2013, Panamanian exports to Mexico, other than CFZ, totaled $8.6 million (1% of total 2013 exports). Imports from Mexico, other than CFZ, amounted to $530.0 million (4.1% of total 2013 imports).

Once these Free Trade Agreements are ratified by the Assembly, Panama will be eligible to gain access to the regional trade integration initiative “Pacific Alliance”, whose members are Colombia, Chile, Peru and Mexico. Panama already has Free Trade Agreements with Chile and Peru.

The European Free Trade Association (EFTA) States, composed of Iceland, Liechtenstein, Norway and Switzerland, signed a free trade agreement (FTA) with Panama and Costa Rica on June 24, 2013. The FTA between the EFTA States and Panama and Costa Rica was approved by Panama through Law 4 of April 7, 2014. Entry into force is pending. The FTA covers trade in goods and services, investment, competition, the protection of intellectual property rights, government procurement, sustainable development and cooperation.

On January 23, 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries where no trade agreement had been signed effective March 1 2013. On June 18, 2013, Panama lodged a complaint at the World Trade Organization (WTO) against Colombia claiming that the effective import tariff on those products is higher than the maximum allowed under the WTO membership agreement. On January 15, 2014, the Director General of WTO established a panel to hear Panama’s complaint. China, Ecuador, El Salvador, the European Union, Guatemala, Honduras, the Philippines and the United States have reserved their rights to participate in the panel proceedings as third parties. Since the CFZ re-exports goods to Colombia, such re-exported goods are not considered national exports of Panama, thus the Free Trade Agreement between Colombia and Panama would not exempt the CFZ re-exported goods from the Colombian import tariffs.

This is the third complaint that Panama has filed with the WTO with regard to Colombia’s import policies. The first complaint was withdrawn in 2006 after the two parties came to an agreement. Colombia lost the second dispute in 2009, and the decision required Colombia to change its laws to comply with WTO rules.

On March 6, 2014, Venezuela’s President Nicolas Maduro announced that Venezuela would break diplomatic and economic relations with Panama after it sought a meeting with regional diplomats in the Organization of American States (OAS) to discuss the protests that have shaken Venezuela since February 2014. As a consequence, there have been delays in resolving a series of backlogged debts concerning goods imported into Venezuela from Panama’s Colon Free Zone. Estimates of the amount owed by Venezuelan companies range from $0.5 billion to $2.0 billion. Venezuelan and Panamanian authorities have claimed part of this debt derives from fraudulent over-invoicing and some Panamanian counterparties have conceded that there may be some unjustified charges. Resolution of claims by Panamanian exporters will likely involve a protracted process.

The newly elected President of Panama, Juan Carlos Varela, invited the Venezuelan President to his inauguration and has stated his desire to restore relations with the Venezuelan Government. President Maduro has similarly stated he is willing to reinstate the bilateral relationship among both countries once the Varela administration begins its term on July 1, 2014.

The following tables set forth the composition of Panama’s imports and exports for the years indicated:

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2009(R)	2010	2011		2012		2013(P)
Petroleum(2)	$7.1	$2.0	$0.8		$0.6		$3.6
Non-petroleum Merchandise Exports:
Bananas	62.1	65.2	86.3		85.9		90.6
Muskmelon	36.9	13.3	5.6		5.9		4.0
Watermelon	45.0	37.1	16.6		15.8		16.5
Sugar	13.3	19.2	37.2		34.5		24.0
Shrimp	43.9	35.4	37.7		40.5		74.7
Coffee	9.6	13.7	9.4		9.4		6.9
Fishmeal(4)	16.6	10.2	14.4		19.8		34.8
Frozen yellow fin tuna, fresh and frozen fish filet	247.9	118.5	46.7		33.3		36.5
Other seafood	0.0	0.0	0.0		1.6		0.0
Gold	5.8	16.0	70.3		116.8		115.8
Pineapples	36.5	33.1	32.0		37.8		40.5
Clothing	7.8	9.1	12.2		10.1		7.1
Meat from cattle	14.0	14.5	18.2		24.7		25.2
Standing cattle	0.2	0.0	0.3		3.1		1.9
Leather and similar products	4.1	8.8	14.2		17.9		21.6
Other	264.2	278.3	330.7		362.5		385.8

Total	821.9	727.6	784.9		821.9		843.9
Re-exports other than CFZ	114.4	101.4	135.7	(5)	155.6	(5)	205.9	(6)
Total	$936.1	$829.0	$920.6		$977.5		$1,049.8

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board.
(4)	Including fish oil.
(5)	Preliminary figure.
(6)	Estimated figure.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

For 2013, the current account balance was a $4,805.9 million deficit. For 2013, the capital and financial account balance was a $5,126.8 million surplus. For 2012, the current account balance was a $3,816.4 million deficit. For 2012, the capital and financial account balance was a $3,699.1 million surplus.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is also important to consider the effect of the CFZ and the significant amount of merchandise passing through it. Panama had $13,035.3 million in non-CFZ merchandise imports in 2013, an increase of (3.2% from 2012), while imports to the CFZ for the period between January and September 2013 were $9,947.8 million. Similarly, Panama had $843.9 million in non-CFZ merchandise exports in 2013 (2.7% more than in 2012), while CFZ re-exports for the period between January and September 2013 were $11,165.2 million.

Excluding the CFZ, Panama has historically suffered large merchandise trade deficits. The deficit, excluding the CFZ, was $9.2 billion (27.5% of real GDP) in 2013, an increase from 26.9% of GDP in 2012. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2013, the merchandise trade deficit including the CFZ was $6.7 billion (20.1% of real GDP), a decrease from 21.1% from 2012. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2013, the service sector had a net balance of payments surplus of $5,051.8 billion (a 2.2% decrease from 2012).

The following table sets forth Panama’s balance of payments for the years 2009 through 2013:

Balance of Payments(1)

(in millions of dollars)

	2009(R)	2010(R)	2011(R)	2012(R)	2013(E)
Current Account:
Merchandise Trade(2)
Exports	12,037.5	12,675.1	16,926.2	18,872.1	17,504.5
Imports	(14,218.2)	(17,218.3)	(24,143.4)	(25,412.6)	(24,255.9)
Balance	(2,180.7)	(4,543.2)	(7,217.2)	(6,540.5)	(6,751.4)
Services	3,324.2	3,490.1	3,932.9	5,164.3	5,051.8
Rent(3)	(1,448.8)	(1,849.2)	(1,911.4)	(2,534.2)	(3,080.9)
Unilateral Transfers(4)	126.3	137.7	202.4	94.0	(25.4)
Balance	(179.0)	(2,764.6)	(4,993.3)	(3,816.4)	(4,805.9)
Capital and Financial Account:
Capital Account	30.0	42.5	8.9	—	23.4
Financial Account	301.8	3,010.6	4,564.3	3,723.3	5,725.8
Direct Investment	1,259.3	2,362.5	2,956.2	3,161.7	4,370.5
Portfolio Investment	302.0	(1,057.8)	968.5	832.4	(52.3)
Other Capital	(1,259.5)	1,705.9	639.6	-270.8	1,407.6
Assets	(1,568.2)	(3,665.4)	(3,948.7)	(3,477.0)	(2,123.3)
Liabilities	308.7	5,371.3	4,588.3	3,176.2	3,530.9
Balance	331.8	3,053.1	4,573.2	3,723.3	5,749.2
Errors and Omissions (net)	452.9	18.7	191.9	117.3	(320.9)
Overall Surplus (Deficit)	152.8	288.5	(420.1)	(93.1)	943.3
Financing	(605.7)	(307.2)	228.2	(24.2)	(622.4)
Reserve Assets	(605.7)	(307.2)	228.2	(24.2)	(622.4)
Use of IMF credit and IMF loans	—	—	—	—	—

(E)	Estimated figures.
(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures have been calculated pursuant to Fifth Edition of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Source: Office of the Comptroller General.

Foreign Direct Investment

Panama’s foreign direct investment (FDI) for 2013 was $4,651.3 million, an increase of $1,763.9 million, or 61.1%, from the amount recorded in 2012. 84.0% of 2013 FDI came from reinvested earnings, which the government believes is based on continued confidence investors have placed in the performance shown by the Panamanian economy. 14.0% of 2013 FDI came from the purchases of shares of domestic companies by non-resident investors, mainly in the hospitality and real estate sectors and manufacturing companies; and the remaining 2.0% from other capital. Of this gross amount of investments made by non-residents, $583.4 million corresponds to capital invested in the Colon Free Zone in 2013, an increase of $48.3 million as compared to the same period of the previous year.

The following table sets forth the foreign direct investment in Panama by investor resident country for the years 2010 through 2012.

Foreign Direct Investment in Panama

by Investor Resident Country

Investor Residence Country	Foreign Direct Investment (in thousands of US$)
	2010(R)	2011(P)	2012(P)
TOTAL	2,723,370	3,132,408	2,887,393
EUROPE	607,095	1,039.211	262,664
European Union	155,144	821,901	48,378
Germany	15,275	131,328	56,779
Belgium	11,348	23,472	(139,707)
Denmark	(6,249)	(16,260)	(31,414)
Spain	(49,936)	176,844	263,302
France	(11,221)	(7,596)	29,842
Italy	(99,914)	77,810	32,715
Netherlands	126,034	36,253	169,821
United Kingdom	79,140	377,683	(280,487)
Sweden	20,466	7,982	21,627
Other Countries(1): Greece, Hungary, Ireland, Poland, Portugal, and Finland	70,201	14,385	(74,100)
Other European countries	451,951	217,310	214,286
Andorra	7,974	1,302	4,363
Norway	(239)	(216)	597
Switzerland	444,215	209,514	204,423
Other countries(1): Liechtenstein, Russia and Turkey	1	6,710	4,903
AFRICA	879,123	349,824	653,399
South Africa	879,123	349,824	653,399
AMERICA	1,097,616	1,393,548	1,708,714
North America	1,119,406	445,928	717,134
Canada	8,598	39,109	32,434
United Sates	1,120,021	392,081	551,775
Mexico	(9,213)	14,738	132,925
Central America and Caribbean	(214,352)	297,897	348,684
Aruba	(963)	(237)	5,353
Bahamas	4,678	786	35,770
Costa Rica	12,803	104,481	51,678
Cuba	(1,194)	1,442	1,096
Curaçao	726	(5,285)	769
El Salvador	(19,547)	8,374	3,840
Guatemala	4,358	28,779	23,729
Honduras	6,563	72	768
Jamaica	(208,920)	(11,044)	51,473

Nicaragua	(1,142)	(3,351)	300
Puerto Rico	(63,109)	8,421	57,849
Dominican Republic	34,622	29,962	30,950
Other countries(1): Belize, Haiti, Barbados, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	16,773	135,497	85,109
South America	192,562	649,723	642,896
Argentina	(21,715)	3,659	26,636
Bolivia	5	48	243
Brazil	(1,973)	20,311	122,765
Chile	36,848	8,931	35,352
Colombia	82,274	412,020	277,715
Ecuador	8,784	12,581	7,480
Peru	12,806	182,301	28,051
Venezuela	75,533	9,872	144,654
ASIA	117,278	334,851	248,834
Middle and Near East	5,078	(258)	4,193
Israel	5,078	(258)	4,193
Central Asia, southern and other Persian Gulf countries	1,809	15,597	4,022
India	1,792	(730)	1,629
Singapore	—	17,468	2,259
Other countries(1): Philippines, Pakistan, Saudi Arabia and Singapore	17	(1,141)	134
East Asia	110,391	319,512	240,619
China, Hong Kong	(25,133)	9,713	(2,035)
China, Democratic People’s Republic of Korea (North Korea)	(2,835)	(278)	4,163
Republic of Korea (South Korea)	(17,646)	251,232	27,562
Japan	25,677	4,938	70,716
Republic of China (Taiwan)	130,328	53,907	140,213
OTHER COUNTRIES: (1) Angola, Uruguay, Australia and Libya	22,258	14,974	13,782

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies of direct investment have been included in this line.
(R)	Revised data.
(P)	Preliminary data.

Source: National Institute of Statistics and Census.

The following table sets forth foreign direct investment in Panama by category of economic of activity for the years 2010 through 2012.

Foreign Direct Investment in Panama by Category of Economic Activity

	Foreign Direct Investment
Category of Economic Activity	(in thousands of US$)
	2010(R)	2011(P)	2012(P)
TOTAL	2,723,370	3,132,408	2,887,393
A. Agriculture, cattle, hunting and forestry	79,133	54,542	14,274
B. Mining and quarrying	(2,151)	39,446	(1,130)
C. Manufacturing industries	(113,757)	141,698	694,260
D. Electricity, gas and water supplies	(33,677)	278,723	(220,208)
F. Construction	(211,650)	155,166	145,641
G. Wholesale and retail	1,571,905	1,103,011	1,316,612
H. Transport, storage and mail	783,202	350,223	408,486
I. Hotels and restaurants	(11,997)	156,549	50,498
J. Information and communication	37,516	36,714	263,202
K. Finance and insurances activities	360,205	592,170	61,002
L. Real estate activities	112,235	80,259	29,343
M. Professional, scientific and technical activities	(12,755)	82,933	43,066
N. Administrative activities and support services	165,292	34,231	33,820
P. Education	(1,525)	5,316	2,636
Q. Social and health related services	13,366	6,905	25,634
R. Arts, entertainment and related activities	(17,697)	14,033	15,319
S. Other services activities	5,725	489	4,938

NOTE: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.

Source: National Institute of Statistics and Census.

Public Debt

Period Ended March 31, 2014.

As of March 31, 2014, total public debt was US$17,014 million. Internal public debt accounted for 25.4% of total debt, while external public debt accounted for 74.6% of total debt. The average maturity of the debt portfolio as of March 31, 2014 was 10.9 years, with an average duration of 8.4 years. For the first quarter of 2014, Treasury note issuances reached US$270.8 million and local secondary market transactions reached US$87.9 million. Secondary market transactions during the period included US$58.9 million of Panotas due 2018, an increase from US$18.2 million in the same period in 2013, US$14.8 million of Panotas due 2021, an increase from US$3.9 million in the comparable period in 2013, US$7.0 million of Pabonos due 2022, for which there were no transactions in the comparable period in 2013 and US$7.5 million of Pabonos due 2023, a decrease from the US$9.9 million in the same period in 2013.

On April 29, 2014, Central Latinoamericana de Valores S.A, or Latin-Clear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell and settle and have held in custody applicable asset classes registered and issued locally under the Latin-Clear system.

Year Ended December 31, 2013.

Internal Debt

At December 31, 2013, Panama’s public sector internal debt represented approximately 22.0% of the total public sector debt. A substantial portion of total public sector internal debt is extended by public sector sources, official banking institutions and BNP in particular. As of December 31, 2013, Panama’s public sector internal debt totaled approximately $3.5 billion, a decrease of $30.3 million from December 31, 2012. This decrease was due to the amortization of the 2013 Treasury Note. Panama’s public sector internal debt as a percentage of GDP was 8.1% as of December 31, 2013.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2009 through 2013:

Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2009	2010	2011	2012	2013
Private Sector Sources:
Treasury notes	$265.1	$635.1	$1,133.0	$1,133.0	$1,022.8
Treasury bills	220.8	230.0	264.1	415.1	449.5
Domestic bonds	0.0	0.0	0.0	1,364.0	1,464.0
Long-term private financing	33.5	29.1	24.8	20.5	16.1

Total	$519.2	$894.2	$1,421.9	$2,932.6	$2,952.4
Public Sector Sources:
CSS	$0.0	$0.0	$0.0	$0.0	$0.0
Official banking institutions	302.8	296.7	481.9	550.2	500.1

Total	$302.8	$296.7	$481.9	$550.2	$500.1
Total Public Sector Internal Debt	$822.2	$1,190.9	$1,903.8	$3,482.8	$3,452.5

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2013, total public sector external debt was approximately $12.2 billion, up from $10.8 billion as of December 31, 2012. Panama’s public sector external debt as a percentage of GDP was 28.7% as of December 31, 2013, as compared to 28.4% as of December 31, 2012.

As of March 31, 2014, total public sector external debt was approximately $12.7 billion, up from $12.2 billion as of December 31, 2013. Panama’s public sector external debt as a percentage of GDP was 26.7% as of March 31, 2014 (based on a GDP of $47,459 million), as compared to 28.7% as of December 31, 2013, with respect to the preliminary 2013 GDP results.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2009 through 2013 and the scheduled amortizations for public sector external debt for each of the years indicated:

Public Sector External Debt

(in millions of dollars)

	December 31,
	2009	2010	2011	2012	2013
Commercial banks	$218.8	$216.9	$216.0	$302.2	$693.3
Bonds	8,070.6	8,070.6	8,274.1	7,725.7	8,307.1
Multilateral agencies	1,638.1	1,825.7	2,039.4	2,403.0	2,937.4
Bilateral entities	222.7	325.4	380.9	351.6	293.3

Total	$10,150.2	$10,438.6	$10,910.4	$10,782.5	$12,231.1

Source: Ministry of Economy and Finance.

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S dollars are translated into U.S dollars at the exchange rate as of December 31, 2013.

Source: Ministry of Economy and Finance.

Public Sector External Debt Amortization

(in millions of dollars)(1)

	2014	2015	2016	2017	2018	2019-2053
Multilaterals
World Bank	29.1	32.0	37.3	38.4	38.3	407.3
IDB	119.3	131.0	151.7	151.6	100.3	962.2
IADF(2)	0.0	0.0	0.0	0.0	0.0	0.0
CAF(3)	8.7	38.3	46.3	46.3	45.9	483.0
EIB(4)	3.4	3.6	3.9	4.6	4.6	32.3
OFID(5)	1.0	1.7	1.7	1.5	1.4	12.8
Total	161.4	206.6	240.9	242.4	190.5	1,897.6
Bilaterals	24.9	23.5	23.2	19.0	15.3	189.3
Bonds	0.0	378.8	0.0	0.0	0.0	7,938.3
Commercial Debt	23.0	118.6	130.5	130.5	96.0	444.9
Total	47.9	520.9	153.7	149.5	111.3	8,572.5

(1)	Projections based on outstanding balance as of 03/28/2014.
(2)	International Agricultural Development Fund.
(3)	Andean Development Corporation.
(4)	European Investment Bank.
(5)	The OPEC Fund for International Development.

Source: Ministry of Economy and Finance.

IMF Relationship

Panama is a member of the International Monetary Fund (“IMF”). Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. The IMF concluded its most recent Article IV consultation with Panama on February 21, 2014.

Tables and Supplementary Information

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	Outstanding Balance as of April 30, 2014(1)
					(in millions of dollars)
MULTILATERAL ORGANIZATIONS					$3,535.81
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	1,866.31
World Bank	Various	Various	Various	Semiannually	785.02
European Investment Bank	Various	Various	Various	Semiannually	52.54
Andean Development Corporation	Various	Various	Various	Semiannually	765.71
International Agricultural Development Fund(2)	Various	Various	Various	Semiannually	0.27
OPEC Fund for International Development	Various	Various	Various	Semiannually	65.96
BILATERAL ORGANIZATIONS					$292.03
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	36.99
Support Groups(2)	Fixed	Various	Various	Semiannually	20.54
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	234.50
Commercial Banks	Various	Various	Various	Semiannually	$943.33
Global Bonds					$8,317.51
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.89
Global 2015	7.25%	Nov 23, 2004	Mar 15, 2015	Bullet	378.80
Global 2020	5.20%	Nov 23, 2009	Jan 01, 2020	Bullet	1,500.00
Global 2020	10.75%	July 13, 2000	May 15, 2020	Bullet	30.71
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.90
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.00
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.43
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.84
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.00
Samurai 2021(2)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	405.95
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Bullet	750.00

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of April 30, 2014.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortizations	Disbursed during 2014	Principal Amount Outstanding as of April 30, 2014(1)
					(in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$0.00	$47.33
Bilateral Organizations
Government Direct Creditors	Fixed	Various	Various	Semiannually	$0.00	$0.74
Total						$48.06

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of April 30, 2014.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

Internal Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	Principal Amount outstanding as of April 30, 2014(1)
Bonds					(in millions of dollars)
Treasury Bonds 2022	5.6%	Semiannually	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Semiannually	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Semiannually	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Semiannually	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Semiannually	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Semiannually	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Semiannually	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Semiannually	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Semiannually	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Semiannually	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Semiannually	Dec 21, 2012	Jul 25, 2022	$119.00

Total					$1,364.04
Treasury Bonds 2024	4.9%	Semiannually	Nov 25, 2013	May 24, 2024	$100.00
Total					$100.00
Total Treasury Bonds					$1,464.04

Notes
Treasury Notes 2018	5.0%	Semiannually	Jun 21, 2011	Jun 15, 2018	$257.97
Treasury Notes 2018	5.0%	Semiannually	Jul 26, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Semiannually	Sep 20, 2011	Jun 15, 2018	$80.00
Treasury Notes 2018	5.0%	Semiannually	Oct 11, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Semiannually	Oct 04, 2012	Jun 15, 2018	$455.97
Total					$993.94
Treasury Notes 2015	7.0%	Semiannually	Dec 30, 2005	Dec 30, 2015	$28.82
Total					$28.82
Treasury Notes 2021	4.9%	Semiannually	Feb 04, 2014	Feb 21, 2021	$17.22
Treasury Notes 2021	4.9%	Semiannually	Feb 25, 2014	Feb 21, 2021	$105.10
Treasury Notes 2021	4.9%	Semiannually	Mar 18, 2014	Feb 21, 2021	$148.50
Treasury Notes 2021	4.9%	Semiannually	Apr 04, 2014	Jun 15, 2018	$51.38
Treasury Notes 2021	4.9%	Semiannually	Apr 22, 2014	Feb 21, 2021	$34.00
Total					$356.19
Total Treasury Notes					$1,378.96

Source: Ministry of Economy and Finance.